April 15, 2016

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended October 3, 2015
Filed November 23, 2015

File No. 001-14704

Dear Ms. Raminpour:

As discussed with the SEC Staff via a phone call yesterday, we respectfully request an additional week to finalize our response to your letter dated April 1, 2016. We expect to finalize our response on or before April 22, 2016. Please telephone me (479-290-4194) or either of my colleagues, Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer (479-290-5576), or R. Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and Chief Financial Officer

cc:	Mr. Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee Chair, Board of Directors
Ms. Heather Clark, Division of Corporation Finance